UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Docent, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25608L106

(CUSIP Number)

Carolyn R. Gorman, Esq.
Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William Leland Edwards

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 964,884
9. Sole Dispositive Power 0
10. Shared Dispositive Power 964,884

11. Aggregate Amount Beneficially Owned by Each Reporting Person 964,884

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.7%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization _______
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 964,884
9. Sole Dispositive Power 0
10. Shared Dispositive Power 964,884

11. Aggregate Amount Beneficially Owned by Each Reporting Person 964,884

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.7%

14. Type of Reporting Person (See Instructions) OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 964,884
9. Sole Dispositive Power 0
10. Shared Dispositive Power 964,884

11. Aggregate Amount Beneficially Owned by Each Reporting Person 964,884

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.7%

14. Type of Reporting Person (See Instructions) CO, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Micro Cap Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) x

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 791,633
9. Sole Dispositive Power 0
10. Shared Dispositive Power 791,633

11. Aggregate Amount Beneficially Owned by Each Reporting Person 791,633

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.5%

14. Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Docent, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 2444 Charleston Road, Suite 444, Mountain View, CA 94043.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) William Leland Edwards, Palo Alto Investors, LLC ("PAI LLC"), Palo Alto Investors ("PAI Corp"), and Micro Cap Partners, L.P. ("Micro Cap") (collectively, the "Filers").

(b) The business address of the Filers is
470 University Avenue, Palo Alto, CA 94301

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner of and investment adviser to Micro Cap and other investment limited partnerships and individual client accounts. The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the president and controlling shareholder of PAI Corp and the president and principal member of PAI LLC.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Edwards is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

PAI LLC	Funds Under Management	$5,626,338*
Micro Cap	Working Capital	$4,061,034________

* Includes funds of Micro Cap managed by PAI LLC.

Item 4. Purpose of Transaction

The Stock was acquired for investment. After investing in the Issuer, the Filers communicated with the Board of Directors regarding concerns about the Stock share price and suggestions for increasing shareholder value. Mr. Edwards intends to continue monitoring and communicating with the Issuer about the Stocks performance and the Issuers responses to the price and may consider other actions in the best interests of the advisory clients of PAI LLC.

Item 5. Interest in Securities of the Issuer

(a), (b), (d) The beneficial ownership of the Stock of each Filer at the date hereof is reflected on that Filers cover page. PAI LLC is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No single client, other than Micro Cap, holds more than 5% of the outstanding Stock. Mr. Edwards is the president and controlling shareholder of PAI Corp, the sole manager of PAI LLC, and is the president and principal member of PAI LLC. As such, PAI LLC, PAI Corp, and Mr. Edwards share beneficial ownership of all shares of Stock held in client accounts. PAI Corp, PAI LLC and Mr. Edwards constitute a group as defined in Rule 13d-5(b)(1), but are not members of a group with any person not included on this Schedule

Micro Cap is filing this Schedule 13D jointly with the other Filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of Micro Cap should not be construed as an admission that it is, and Micro Cap disclaims that it is, the beneficial owner as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13D.

(c) PAI LLC, on behalf of Micro Cap and other client accounts, effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before the date on the cover page. Unless otherwise indicated, all transactions were effected in the open market.

Name	Purchase or Sale	Date	Micro Cap Partners, L.P. Account	Other Client Accounts	Price Per Share

PAI LLC	P	12/12/02	3,333	0	$2.36
	P	12/16/02	0	2,000	2.39
	P	12/16/02	0	3,000	2.38
	P	12/17/02	0	12,500	2.38
	P	12/20/02	0	10,000	2.38
	P	12/26/02	6,700	0	2.33
	P	12/30/02	0	4,666	2.43
	P	12/31/02	0	4,439	2.48
	P	01/03/03	0	1,700	2.48
	P	01/03/03	0	500	2.50
	P	01/06/03	0	8,000	2.48
	P	01/06/03	0	1,900	2.49
	P	01/07/03	0	14,047	2.48
	P	01/07/03	0	900	2.49
	P	01/07/03	0	500	2.50
	P	01/07/03	32,400	0	2.48
	P	01/08/03	800	0	2.42
	P	01/13/03	5,500	0	2.45
	P	01/13/03	0	300	2.48
	P	01/13/03	0	400	2.47
	P	01/13/03	0	3,000	2.45
	P	01/13/03	0	2,100	2.46
	P	01/16/03	56,000	0	2.48
	P	01/16/03	0	5,600	2.49
	P	01/16/03	0	18,400	2.48
	P	01/17/03	23,800	0	2.48
	P	01/17/03	0	500	2.50
	P	01/17/03	0	4,300	2.49
	P	01/17/03	0	7,500	2.48
	P	01/23/03	98,258	0	2.48
	P	01/23/03	0	44,500	2.48
	P	01/24/03	2,800	0	2.48
	P	04/01/03	2,676	0	2.53
	P	04/01/03	0	1,500	2.55
	P	04/01/03	0	3,200	2.53

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of Micro Cap and other investment partnerships pursuant to Agreements of Limited Partnership that grant to PAI LLC the authority, among other things, to invest the funds of Micro Cap and such other investment partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of Micro Cap and such other investment partnerships. Pursuant to such Agreements of Limited Partnership, PAI LLC is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2003

/s/ William L. Edwards	PALO ALTO INVESTORS, LLC By: Palo Alto Investors, a California corporation, Manager By: /s/ William L. Edwards, President
PALO ALTO INVESTORS, a California corporation By: /s/ William L. Edwards	MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, a California corporation, Manager By: /s/ William L. Edwards, President